SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Plan Year Ended DECEMBER 31, 1997




Commission File No. 1-13426

A.  The Sports Authority 401(k) Savings and Profit Sharing Plan

B.  The Sports Authority, Inc.
     3383 N. State Road 7
     Ft. Lauderdale, Florida  33319
     (954) 735-1701

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Sports Authority, Inc., as plan administrator, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                             THE SPORTS AUTHORITY , INC.



Date:  June 24, 1998                         By:   /S/ ANTHONY F. CRUDELE
                                                   ----------------------
                                                   Anthony F. Crudele
                                                   Senior Vice President and
                                                   Chief Financial Officer
                                                   (Principal Financial and
                                                   Accounting Officer)


           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN


                               INDEX TO FORM 11-K



                                                                                             PAGE NUMBER
                                                                                             -----------
Report of Independent Certified Public Accountants                                              4

Statement of Net Assets Available for Benefits with Fund information
        at December 31, 1997                                                                    5

Statement of Net Assets Available for Benefits with Fund information
        at December 31, 1996                                                                    6

Statement of Changes in Net Assets Available for Benefits with Fund
        information for the year ended December 31, 1997                                        7

Statement of Changes in Net Assets Available for Benefits with Fund
        information for the year ended December 31, 1996                                        8

Notes to Financial Statements                                                                   9-13

Schedule I - Schedule of Assets Held For Investment Purposes -
        December 31, 1997                                                                       14

Schedule II - Schedule of Reportable Transactions for the year
        ended December 31, 1997                                                                 15-16

Index to Exhibits                                                                               17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Participants and Administrator
of The Sports Authority 401(k) Savings
and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits with Fund information and the related statements of changes in net assets available for benefits with Fund information present fairly, in all material respects, the net assets available for benefits of The Sports Authority 401(k) Savings and Profit Sharing Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I, II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Fort Lauderdale, Florida
June 24, 1998


           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                                  December 31, 1997
                                                   ------------------------------------------------------------------------------
                                                      Managed          Growth          Balanced        The Sports Authority
                                                       Income        Equity Fund        Equity             Common Stock
                                                        Fund                             Fund                  Fund
                                                   ------------------------------------------------------------------------------
ASSETS

Cash                                               $          64   $         107    $          71          $          118

Investments, at Fair Value
   The Sports Authority Common Stock                           -               -                -               3,297,510*
   Kmart Corporation Common Stock                              -               -                -                       -
   Short-term Investments                                  2,269           2,115            3,157                   3,742
   Managed Income Fund                                 2,901,641*              -                -                       -
   Growth Equity Fund                                          -       4,557,381*               -                       -
   Balanced Equity Fund                                        -               -        3,715,082*                      -
   Participant Loans                                           -               -                -                       -
                                                   ------------------------------------------------------------------------------
Total Investments                                      2,903,910       4,559,496        3,718,239               3,301,252
                                                   ------------------------------------------------------------------------------

Receivables:
    Contributions from Plan Participants                  50,523          89,082           73,217                  63,666
    Contributions from Employer                           22,167          36,317           28,897                 778,174
    Other Receivables/(Payables)                           3,450           6,316            6,069                     276
                                                   ------------------------------------------------------------------------------
Total Receivables                                         76,140         131,715          108,183                 842,116
                                                   ------------------------------------------------------------------------------

Total Assets                                           2,980,114       4,691,318        3,826,493               4,143,486
                                                   ------------------------------------------------------------------------------

LIABILITIES

Operating Payables                                             -               -                -                       -
                                                   ------------------------------------------------------------------------------

Net Assets Available for Benefits                     $2,980,114      $4,691,318       $3,826,493              $4,143,486
                                                   ==============================================================================

*Investment represents 5% or more of net assets available for benefits.


                                                 ------------------------------------------------------------
                                                      Kmart Corporation
                                                         Common Stock
                                                             Fund                Other           Total
                                                 ------------------------------------------------------------
ASSETS

Cash                                                       $        11       $     9,911    $        10,282

Investments, at Fair Value
   The Sports Authority Common Stock                                 -                 -          3,297,510
   Kmart Corporation Common Stock                               317,159                -            317,159
   Short-term Investments                                           998                -             12,281
   Managed Income Fund                                               -                 -          2,901,641
   Growth Equity Fund                                                -                 -          4,557,381
   Balanced Equity Fund                                              -                 -          3,715,082
   Participant Loans                                                 -           615,463            615,463
                                                 ------------------------------------------ -----------------
Total Investments                                               318,157          615,463         15,416,517
                                                 ------------------------------------------ -----------------

Receivables:
    Contributions from Plan Participants                             -                 -            276,488
    Contributions from Employer                                      -                 -            865,555
    Other Receivables                                                -            (6,594)             9,517
                                                 ------------------------------------------------------------
Total Receivables                                                    -            (6,594)         1,151,560
                                                 ------------------------------------------------------------

Total Assets                                                    318,168          618,780         16,578,359
                                                 ------------------------------------------------------------

LIABILITIES

Operating Payables                                                    -                -                  -
                                                 ------------------------------------------------------------

Net Assets Available for Benefits                              $318,168         $618,780        $16,578,359
                                                 ============================================================

    The accompanying notes are an integral part of these financial statements


           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                                  December 31, 1996
                                                   ---------------------------------------------------------------------------
                                                      Managed          Growth          Balanced        The Sports Authority
                                                       Income        Equity Fund        Equity             Common Stock
                                                        Fund                             Fund                  Fund
                                                   ---------------------------------------------------------------------------
ASSETS

Cash                                               $         877   $          59    $          49          $          131

Investments, at Fair Value
  The Sports Authority Common Stock                            -               -                -               3,197,554*
   Kmart Corporation Common Stock                              -               -                -                       -
   Short-term Investments                                      -               -                -                      13
   Managed Income Fund                                 2,253,725*              -                -                       -
   Growth Equity Fund                                          -       2,482,724*               -                       -
   Balanced Equity Fund                                        -               -        1,988,065*                      -
   Participant Loans                                           -               -                -                       -
                                                   ---------------------------------------------------------------------------
Total Investments                                      2,253,725       2,482,724        1,988,065               3,197,567
                                                   ---------------------------------------------------------------------------

Receivables:
    Contributions from Plan Participants                  37,184          56,319           41,135                  53,233
    Contributions from Employer                           16,284          23,001           17,287                 590,519
    Other Receivables/(Payables)                          (6,108)         (6,187)           4,992                   1,166
                                                   ---------------------------------------------------------------------------
Total Receivables                                         47,360          73,133           63,414                 644,918
                                                   ---------------------------------------------------------------------------

Total Assets                                           2,301,962       2,555,916        2,051,528               3,842,616
                                                   ---------------------------------------------------------------------------

LIABILITIES

Operating Payables                                           826               -                -                       -
                                                   ---------------------------------------------------------------------------

Net Assets Available for Benefits                     $2,301,136      $2,555,916       $2,051,528                 $3,842,616
                                                   ===========================================================================

* Investment represents 5% or more of net assets available for benefits.


                                                 -------------------------------------------------------
                                                  Kmart Corporation
                                                    Common Stock
                                                        Fund                Other           Total
                                                 -------------------------------------------------------
ASSETS

Cash                                                  $         5        $       702   $         1,823

Investments, at Fair Value
  The Sports Authority Common Stock                             -                  -         3,197,554
   Kmart Corporation Common Stock                          370,315                 -           370,315
   Short-term Investments                                      433                 -               446
   Managed Income Fund                                          -                  -         2,253,725
   Growth Equity Fund                                           -                  -         2,482,724
   Balanced Equity Fund                                         -                  -         1,988,065
   Participant Loans                                            -            390,007           390,007
                                                 -------------------------------------------------------
Total Investments                                          370,748           390,007        10,682,836
                                                 -------------------------------------------------------

Receivables:
    Contributions from Plan Participants                        -                  -           187,871
    Contributions from Employer                                 -                  -           647,091
    Other Receivables/(Payables)                            (4,354)           18,481             7,990
                                                 -------------------------------------------------------
Total Receivables                                           (4,354)           18,481           842,952
                                                 -------------------------------------------------------

Total Assets                                               366,399           409,190        11,527,611
                                                 -------------------------------------------------------

LIABILITIES

Operating Payables                                               -                 -               826
                                                 -------------------------------------------------------

Net Assets Available for Benefits                         $366,399          $409,190       $11,526,785
                                                 =======================================================

    The accompanying notes are an integral part of these financial statements


           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                     For The Year Ended December 31, 1997
                                                   ---------------- --------------- ---------------- ---------------------------
                                                       Managed          Growth         Balanced         The Sports Authority
                                                       Income        Equity Fund        Equity              Common Stock
                                                        Fund                             Fund                   Fund
                                                   ---------------- --------------- ---------------- ---------------------------
Additions to Net Assets Attributed to:
Investment Income:
   Interest Income                                 $            -   $            -  $            -       $               -
   Realized/Unrealized Gain/(Loss) or
      Appreciation/(Depreciation)                         166,657          879,173         663,071              (1,353,242)
Contributions:
    Contributions from Plan Participants                  691,970        1,147,459         923,353               1,075,776
    Contributions from Employer                           277,054          441,319         354,180               1,181,368
                                                   ---------------- --------------- ---------------- ---------------------------

 Total Additions                                        1,135,681        2,467,951       1,940,604                 903,902
Deductions from Net Assets
   Attributed to:
Participant Withdrawals                                   282,680          415,788         297,161                 375,628
Trustee Administrative Fees                                 8,941                -               -                       -
                                                   ---------------- --------------- ---------------- ---------------------------
Total Deductions                                          291,621          415,788         297,161                 375,628

Net Increase (Decrease )prior to Interfund Transfers      844,060        2,052,163       1,643,443                 528,274

Interfund Transfers                                      (165,082)          83,239         131,522                (227,404)
Net Assets Available for Benefits
   at Beginning of Period                               2,301,136        2,555,916       2,051,528               3,842,616
                                                   ---------------- --------------- ---------------- ---------------------------
Net Assets Available for Benefits
   at End of Period                                    $2,980,114       $4,691,318      $3,826,493              $4,143,486
                                                   ================ =============== ================ ===========================


                                                  ----------------------- ------------- -----------------
                                                   Kmart Corporation
                                                      Common Stock
                                                          Fund               Other             Total
                                                  ----------------------- ------------- -----------------
Additions to Net Assets Attributed to:
Investment Income:
   Interest Income                                 $              -          $ 35,219           $ 35,219
   Realized/Unrealized Gain/(Loss) or
      Appreciation/(Depreciation)                            45,209                 -            400,868
Contributions:
    Contributions from Plan Participants                          -              (130)         3,838,428
    Contributions from Employer                                   -                 -          2,253,921
                                                  ----------------------- ------------- -----------------

 Total Additions                                             45,209            35,089          6,528,436
Deductions from Net Assets
   Attributed to:
Participant Withdrawals                                      43,121            53,412          1,467,790
Trustee Administrative Fees                                       -               131              9,072
                                                  ----------------------- ------------- -----------------
Total Deductions                                             43,121            53,543          1,476,862
Net Increase (Decrease) prior to Interfund Transfers          2,088           (18,454)         5,051,574
Interfund Transfers                                         (50,319)          228,044                  -
Net Assets Available for Benefits
   at Beginning of Period                                   366,399           409,190         11,526,785
                                                  ----------------------- ------------- -----------------
Net Assets Available for Benefits
   at End of Period                                        $318,168          $618,780        $16,578,359
                                                  ======================= ============= =================

    The accompanying notes are an integral part of these financial statements


           THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                                     For The Year Ended December 31, 1996
                                                   -----------------------------------------------------------------------------
                                                       Managed          Growth         Balanced         The Sports Authority
                                                       Income        Equity Fund        Equity              Common Stock
                                                        Fund                             Fund                   Fund
                                                   -----------------------------------------------------------------------------
Additions to Net Assets Attributed to:
Investment Income:
   Interest Income                                 $             -  $           -   $            -       $               -
   Realized/Unrealized Gain/(Loss) or
      Appreciation/(Depreciation)                         129,520          283,954         242,033                 765,707
Contributions:
    Contributions from Plan Participants                  593,812          827,137         614,082                 805,892
    Contributions from Employer                           244,094          324,919         220,361                 889,442
                                                   -----------------------------------------------------------------------------
 Total Additions                                          967,426        1,436,010       1,076,476               2,461,041
Deductions from Net Assets
   Attributed to:
Participant Withdrawals                                   348,560          291,584         177,737                 306,323
Trustee Administrative Fees                                 9,065                -               -                       -
                                                   -----------------------------------------------------------------------------
Total Deductions                                          357,625          291,584         177,737                 306,323
Net Increase prior to Interfund Transfers                 609,801        1,144,426         898,739               2,154,718

Interfund Transfers                                      (138,513)        (129,578)          1,693                 177,809
Net Assets Available for Benefits
   at Beginning of Period                               1,829,848        1,541,068       1,151,096               1,510,089
                                                   -----------------------------------------------------------------------------
Net Assets Available for Benefits
   at End of Period                                    $2,301,136       $2,555,916      $2,051,528              $3,842,616
                                                   =============================================================================


                                               -------------------------------------------------------
                                                Kmart Corporation
                                                   Common Stock
                                                       Fund               Other           Total
                                               -------------------------------------------------------
Additions to Net Assets Attributed to:
Investment Income:
   Interest Income                              $              -          $ 14,679      $      14,679
   Realized/Unrealized Gain/(Loss) or
      Appreciation/(Depreciation)                        162,946                 -          1,584,160
Contributions:
    Contributions from Plan Participants                       -                 -          2,840,923
    Contributions from Employer                                -                 -          1,678,816
                                               -------------------------------------------------------
 Total Additions                                         162,946            14,679          6,118,578
Deductions from Net Assets
   Attributed to:
Participant Withdrawals                                   68,072            11,033          1,203,309
Trustee Administrative Fees                                    -                 -              9,065
                                               -------------------------------------------------------
Total Deductions                                          68,072            11,033          1,212,374

Net Increase prior to Interfund Transfers                 94,874             3,646          4,906,204
Interfund Transfers                                     (213,943)          302,532                  -
Net Assets Available for Benefits
   at Beginning of Period                                485,468           103,012          6,620,581
                                               -------------------------------------------------------
Net Assets Available for Benefits
   at End of Period                                     $366,399          $409,190        $11,526,785
                                               =======================================================

    The accompanying notes are an integral part of these financial statements

                       THE SPORTS AUTHORITY 401(K) SAVINGS
                             AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

The accompanying financial statements of The Sports Authority 401(k) Savings and Profit Sharing Plan (the "Plan") are prepared on the accrual basis of accounting.

The Sports Authority, Inc. (the "Company") prepares its Plan financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and report amounts of changes in net assets available for benefits during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

Plan investments, other than the Managed Income Fund, are stated at fair value. The Sports Authority Common Stock Fund and Kmart Corporation Common Stock Fund are valued at their quoted market prices. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The Managed Income Fund is valued at contract value which approximates fair value. Participant notes receivable are valued at cost which approximates market value. Realized and unrealized gains and losses are determined utilizing the average cost method. Unrealized gains or losses resulting from changes in market prices are included in the Statements of Changes in Net Assets Available for Benefits with Fund information. Benefits are recorded when paid.

Expenses of administering the Plan may be paid by the Employer or may be paid from the funds; provided, however, that brokerage fees, transfer taxes and other expenses incident to the operation of a fund are charged against that fund. For the years ended December 31, 1997 and 1996, the Employer paid the fee associated with the recordkeeper and trustee, except for the Managed Income Fund, in which administrative expenses are paid from fund assets. Taxes, if any, on any assets held or income received by any fund are charged against that fund.

NOTE 2 - PLAN DESCRIPTION

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a voluntary, defined contribution plan which commenced December 1, 1994. Employees are eligible to participate in the Plan on the first day of the month following attainment of age 21 and performance of 1,000 hours of service within a twelve month period. Employees that were participants in the Kmart Corporation Employee Savings Plan (the "Kmart Plan") on November 30, 1994 are eligible as of the effective date. Employees as of December 1,

1994, that were not yet eligible under the Kmart Plan, received credit under the Plan for service hours earned under the Kmart Plan.

ADMINISTRATION

The Trustee of the Plan is Wachovia Bank of Georgia, N.A. The record keeper for the Plan is W. M. Mercer, Inc. The Plan's Committee is appointed by the Company's Board of Directors, and is responsible for the administration of the Funds during 1997.

CONTRIBUTIONS AND VESTING

Except as may be limited by applicable Internal Revenue Code regulations, a participant may elect before-tax or after-tax contributions to the Plan through payroll deductions ranging from 1% to 16% of compensation. For any amount the participant contributes up to 6% of compensation, the Company will contribute an amount equal to 50% thereof. All participants are automatically vested in the Company's matching contributions to the Plan.

Participants may elect to have their contributions invested in four funds: A Managed Income Fund, a Growth Equity Fund, a Balanced Equity Fund and The Sports Authority Common Stock Fund. The primary objective of the Managed Income Fund is to preserve principal and income while maximizing current income through a portfolio balanced between fixed income securities, investment contracts, and money market investments. This Fund invests solely in American Express Trust Company-Income Fund I. The Growth Equity Fund invests in larger established companies. This Fund invests solely in the American Century Twentieth-Growth Fund. The Balanced Equity Fund has three objectives; current income, capital growth and conservation of principal. This Fund invests solely in the American Mutual Fund, Inc. The Sports Authority Common Stock Fund invests in the Company's Common Stock ("Company Common Stock"). Excess cash is temporarily invested in a money market fund, Wachovia/Biltmore Prime Cash Management Fund. The participant's percentage allocation to each fund must be either 10% or an exact multiple of 10%. Contributions previously invested in the Kmart Plan were transferred to the Plan in March 1995. The Plan's investment funds were set up to offer the same fund types as the Kmart Plan, including a Kmart Corporation Common Stock Fund. Balances in the Kmart Plan were transferred to the corresponding funds in the Plan. No additional contributions can be made to the Kmart Corporation Common Stock Fund.

Effective as of the first day of the following month, a participant may elect to change the amount or form of contributions made to the Plan. The participant may change the percentage allocated to each fund on the existing value as well as future contributions. The participant is also able to change the amount of future contributions made to the Plan.

A participant may elect to discontinue before-tax or after-tax contributions immediately with proper notification. A participant, after previously suspending contributions, may resume contributions without penalty. A participant is permitted to withdraw all or a part of his before-tax contributions only after the withdrawal of any after-tax contributions and either the participant (i) has attained the age of 59 1/2 or (ii) has met the hardship rules as defined in the Plan. In the event of such a withdrawal, all before-tax contributions and employer matching contributions will be suspended for six months. A participant may elect to withdraw all or a part of his after-tax contributions without penalty.

A participant may elect to request a loan of his employee contributions. The loan is subject to certain conditions including a minimum loan of $1,000 and a maximum loan not to exceed the lesser of $50,000 or 50% of the participant's vested balance. No more than one loan may be outstanding to any participant at any time. The term of any loan shall range from one year to five years for loans not for the purpose of purchasing a primary residence. Participant loans bear interest at the prime rate.

The Plan also includes a Profit Sharing portion, whereby each participant will receive employer contributions equal to at least one percent of his compensation for each year. The contribution to the Profit Sharing Plan for the Plan years ended December 31, 1997 and 1996 in the amounts of $753,652 and $567,523 were made in April 1998 and April 1997, respectively.

Profit Sharing contributions are invested in The Sports Authority Common Stock Fund until a participant is 100% vested. A participant's vesting in the Profit Sharing contributions requires five years of Plan participation and includes participation in the Kmart Plan. Fully vested participants may direct or transfer their contributions to the various investment funds. Forfeitures of assets in the Profit Sharing portion of the Plan are used to reduce future profit sharing contributions. Forfeitures for the Plan years ended December 31, 1997 and 1996 were $56,807 and $77,627, respectively.

TERMINATION

Participation in the Plan automatically terminates when a participant is no longer an employee and his or her account balance is distributed, except the value of a participant's account exceeds $3,500, participation may continue until age 70 1/2 unless the participant sooner requests distribution or dies. During continuation of participation after employment terminates, no additional employee or employer contributions, loans or partial withdrawals are permitted. Upon termination of participation, a full distribution is made of the participant's account. Withdrawals and distributions are paid in cash, except participants who elect to take the distribution in stock to the extent that the participant's account consists of shares of Kmart Corporation Common Stock and/or shares of Company Common Stock.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500:

                                                                       AS OF DECEMBER 31,
                                                                   1997                  1996
                                                            --------------------- --------------------
Net assets per the financial statements                     $     16,578,359      $     11,526,785
Benefits approved but unpaid                                        (371,570)              (59,985)
                                                            --------------------- --------------------

Net assets per the Form 5500                                $     16,206,789      $     11,466,800
                                                            ===================== ====================

                                       11

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

                                                                                      YEAR ENDED
                                                                                      DECEMBER 31,
                                                                                           1997
                                                                                  --------------------
Benefits paid per the financial statements                                        $      1,467,790

Benefits paid in 1997 but approved in 1996                                                 (59,985)

Benefits approved but unpaid at
   December 31, 1997                                                                       371,570
                                                                                  --------------------

Benefits paid per the Form 5500                                                   $      1,779,375
                                                                                  ====================

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 6, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

For the Plan year ended December 31, 1997, the Plan purchased 115,240 shares and sold 34,993 shares of Company Common Stock for $2,186,178 and $661,770, respectively. For the Plan year ended December 31, 1996, the Plan purchased 75,343 shares and sold 15,641 shares of Company Common Stock for $1,947,478 and $410,099, respectively. Distributions to Plan participants consisted of 3,701 shares and 1,625 shares of Company Common Stock, and the market value of such shares at date of distribution was $70,274 and $37,169 for the Plan years ended December 31, 1997 and 1996, respectively. The Plan did not pay any fees to the Trustee, Wachovia Bank of Georgia, as all trustee fees were paid directly by the Company. The Company paid $26,481 and $27,713 in trustee fees for the Plan years ended December 31, 1997 and 1996, respectively.

NOTE 6 - SUBSEQUENT EVENT

On May 7, 1998, The Sports Authority, Inc. (the "Company") and Woolworth Corporation announced that they had signed a definitive agreement to combine, whereby the Company would become a wholly-owned subsidiary of Woolworth Corporation. The transaction is expected to be accounted for as a pooling of interests and is subject to customary closing conditions, including the approval of the Company's stockholders and required regulatory approvals, as well as a provision for minimum merger consideration. A copy of the Merger Agreement was filed as an exhibit to the Company's Form 8-K dated May 8, 1998.

SCHEDULE I

                                                  THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                                 ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                       December 31, 1997
--------------------------------------------------------------------------------------------------------------------------------
Identity of Issue, Borrower,               Par Value  Description of Investment Including
Lessor or Similar Party                    or No. of   Maturity Date, Rate of Interest,                               Current
                                             Shares    Collateral, Par or Maturity Value             Cost              Value
--------------------------------------------------------------------------------------------------------------------------------
General Investments:

   American Express Trust Company-             64,147    Mutual Fund                              $ 2,710,773        $  2,901,641
      Income Fund I
   Kmart Corporation Common                    27,579    Kmart Corporation, Common Stock              413,798             317,159
      Stock Fund                                                  Par Value $1
   The Sports Authority Common                223,560    The Sports Authority, Inc. Common          4,101,323           3,297,510
      Stock Fund*                                              Stock Par Value $.01
Participant Loans*                                225          Participant Loans                            -             615,463
                                                         (High and Low interest rates are
                                                         9.00% and 8.25%, respectively)**

Registered Investment Companies:
   American Mutual Fund, Inc.                 127,185          Mutual Fund                          3,306,948           3,715,082
   Wachovia/Biltmore Prime Cash                12,281          Money Market Fund                       12,281              12,281
       Management Fund
   American Century Twentieth-Growth Fund     189,811    Mutual Fund                                4,288,340           4,557,381
                                                                                                                 ------------------

Total Assets Held For Investment Purposes                                                                             $15,416,517
                                                                                                                 ==================

*Denotes a party-in-interest to the Plan.
** Maturity dates range from January 1998 to August 2012.

         SCHEDULE II

                                                  THE SPORTS AUTHORITY 401(K) SAVINGS AND PROFIT SHARING PLAN
                                                       ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                             For The Year Ended December 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                               Description of Assets
                                 and Transactions                                                     Current Value
                             (including Interest Rate                                                  of Assets on
     Identity of Party       and Maturity in case of a     Purchase     Selling              Cost of    Transaction     Net Gain
         Involved                      Loan)                 Price       Price   Expenses     Assets         Date         (Loss)
----------------------------------------------------------------------------------------------------------------------------------
I) A single
transaction in excess
of 5% of the current
value of plan assets:


Smith Barney                 The Sports Authority
                             Common Stock*                   $575,064       -    $1,833       $576,897      $575,064         -

----------------------------------------------------------------------------------------------------------------------------------
                               Description of Assets
                                 and Transactions                                                     Current Value
                             (including Interest Rate                                                  of Assets on
     Identity of Party       and Maturity in case of a     Purchase     Selling              Cost of    Transaction     Net Gain
         Involved                      Loan)                 Price       Price   Expenses     Assets         Date         (Loss)
----------------------------------------------------------------------------------------------------------------------------------

II) A series of
transactions in
excess of 5% of the
current value of plan
assets:

The Sports Authority         The Sports Authority-
Common Stock                 Common Stock*
Fund*                        21 purchases                 $2,177,570               $8,608    $2,186,178     $2,177,570
                             45 sales                                   $732,217   $2,822      $701,886       $732,217       $27,509

American Express             Mutual Fund
Trust Company-               17 purchases
Income Fund I                33 sales                       $988,280                           $988,280       $988,280
                                                                        $506,163        -      $451,453       $506,163       $54,710

American Mutual              Mutual Fund
Fund, Inc.                   31 purchases                 $1,766,344                         $1,766,344     $1,766,344
                             20 sales                                   $338,114        -      $287,135       $338,114       $50,979

American Century             Mutual Fund
Twentieth-Growth Fund        21 purchases                 $2,421,671                         $2,421,671     $2,421,671
                             18 sales                                   $527,525        -      $415,807       $527,525      $111,718

----------------------------------------------------------------------------------------------------------------------------------
                               Description of Assets
                                 and Transactions                                                     Current Value
                             (including Interest Rate                                                  of Assets on
     Identity of Party       and Maturity in case of a     Purchase     Selling              Cost of    Transaction     Net Gain
         Involved                      Loan)                 Price       Price   Expenses     Assets         Date         (Loss)
----------------------------------------------------------------------------------------------------------------------------------



Wachovia/Biltmore            Money Market Fund
Prime Cash Management        168 purchases                $3,638,081                         $3,638,081   $3,638,081
Fund                         141 sales                                  $3,546,133      -    $3,546,133   $3,546,133             -


* Denotes a party-in-interest to the Plan.

                                INDEX TO EXHIBITS



                                                     SEQUENTIAL
EXHIBITS                                             PAGE NUMBER
--------                                             -----------
23.1     Consent of Price Waterhouse LLP